Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934, as amended

Filing Person: MasterCraft Boat Holdings, Inc.

Subject Company: Marine Products Corporation (Commision File No.: (001-16263)

Commission File No.: 001-37502

Date of Filing: February 5, 2026

Email from Chief Executive Officer of MasterCraft Boat Holdings, Inc. to its employees on February 5, 2026.

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Subject: MasterCraft and Marine Products to Combine

To: All MasterCraft Employees

Date: February 5, 2026

MasterCraft Team,

A short while ago, we issued two important announcements, and I wanted to reach out directly to share my perspective. First, we reported here another quarter of strong results that exceeded our expectations and demonstrate the continued momentum underway at MasterCraft thanks to your eﬀorts and consistent execution. The foundation of our business is as robust as ever, and we’re continuing to deliver on our key initiatives in what remains a dynamic demand environment.

That brings me to the second announcement, which is all about the future of our great company. As you may have seen, we announced here that MasterCraft has entered into an agreement to combine with Marine Products in a cash and stock transaction, creating a more diversified portfolio of proven brands – MasterCraft, Crest, Balise, Chaparral, and Robalo – across four highly attractive and distinct categories.

This is a significant milestone for our company, and we are confident that the combination of MasterCraft and Marine Products will put us in an even stronger position to shape the future of the marine industry.

For those who may be less familiar with Marine Products, they are a leading manufacturer of recreational and sport-fishing powerboats, anchored by the respected Chaparral and Robalo brands. Marine Products also brings a robust global dealer network of more than 300 partners. By uniting our innovation prowess and operational excellence with Marine Products’ best-in-class products and strong dealer relationships, the combined company will gain the scale, reach, and product breadth needed to serve and meet the evolving needs of boating enthusiasts across multiple categories.

Marine Products shares our commitment to delivering an exceptional boating experience for our customers. Quality, innovation, and craftsmanship drive everything they do. By bringing our companies together, we’ll unlock meaningful benefits for our teams, our dealers, and our customers, including:

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A proven, diversified, and complementary portfolio of leading brands. Combining MasterCraft’s category leadership in premium performance and leisure, together with Marine Products’ leading recreational brand (Chaparral) and strong sport fishing presence (Robalo) creates a more diversified oﬀering to meet the needs of an expanded customer base.

•

Compatible dealer networks. MasterCraft’s and Marine Products’ complementary coastal and inland dealer networks and commercial capabilities expand our presence in key geographies and enhance growth opportunities to drive long-term value.

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Enhanced manufacturing capabilities. Bringing together powerful product development and manufacturing and with facilities in Tennessee, Michigan, and Georgia, we expect to accelerate new product launches, improve production eﬃciency, and improve buying power.

Importantly, today’s announcement is just the first step in a longer process. We expect the transaction to close in the second calendar quarter of 2026, pending approval from both MasterCraft and Marine Products shareholders and the completion of customary closing requirements. Until that time, MasterCraft and Marine Products will continue to operate as separate, independent companies.

While this is exciting news, please note that for now, it remains business as usual. There are no changes to your teams, roles, or responsibilities. Our focus remains the same: serving our customers, supporting our dealers, and delivering the quality and performance that define our company.

Over the coming weeks and months, we will stand up a dedicated team to work through the planning process to bring our two companies together. We will keep you informed of progress on this front as key decisions are made, however we do not anticipate that this combination will have a significant impact on the majority of our teams or their day-to-day work. With that said, there are a few details we can share now:

•	I will continue to serve as CEO of the combined company, and Scott will serve as CFO.

•	The combined company will be headquartered in Vonore, Tennessee, and will maintain Marine Products’ operating facilities in Nashville, Georgia.

•	We also expect to maintain the Chaparral and Robalo leadership teams, brands and employees as a separate operating unit.

I will continue to keep you updated as we move forward. You’ll find attached FAQs that address many of the questions we anticipate will be top of mind. If something isn’t covered, please feel free to reach out to your manager.

I am incredibly proud of what this team has built – and of the strength, resilience, and innovation that continue to define MasterCraft. I’m confident that this marks the beginning of an exciting new chapter, one that expands our opportunities, accelerates our progress, and strengthens our ability to deliver the products and experiences our customers expect.

Thank you for your continued hard work and the commitment you show to MasterCraft every day. I’m excited for the opportunity to bring Marine Products’ Chaparral and Robalo brands into the MasterCraft portfolio and for all that we will achieve together.

Sincerely,

Brad Nelson

Forward Looking Statements

This communication includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements can often be identified by such words and phrases as “believes,” “anticipates,” “expects,” “intends,” “estimates,” “may,” “will,” “should,” “continue” and similar expressions and comparable terminology or the negative thereof.

Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: (i) the anticipated financial performance of the combined company; (ii) the expected synergies and efficiencies to be achieved as a result of the proposed transactions; (iii) expectations regarding the diversification and complementary nature of brand portfolios; (iv) expectations regarding the complementary nature of dealer networks; (v) expectations regarding enhancements to the manufacturing platform and technological innovation; (vi) the financial profile and profitability of the combined company; (vii) expectations regarding cost savings; (viii) expectations regarding the combined company’s employees, vendors, dealers and manufacturing operations; (ix) expectations regarding the realization of benefits of the proposed transactions and the timing associated with realization thereof; and (x) the receipt of all necessary approvals to close the proposed transactions and the timing associated therewith. These and other important factors discussed under the caption “Risk Factors” in MasterCraft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, and Marine Products’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, in each case could cause actual results to differ materially from those indicated by the forward-looking statements. The discussion of these risks is specifically incorporated by reference into this communication.

Any such forward-looking statements represent estimates as of the date of this communication. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this communication. MasterCraft undertakes no obligation (and expressly disclaims any obligation) to update or supplement any forward-looking statements that may become untrue or cause our views to change, whether because of new information, future events, changes in assumptions or otherwise. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Additional Information and Where to Find It

In connection with the proposed transactions, MasterCraft intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of MasterCraft’s common stock to be issued in the proposed transactions and a joint proxy statement/prospectus for MasterCraft’s and Marine Products’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of MasterCraft and Marine Products. Each of MasterCraft and Marine Products may also file with or furnish to the SEC other relevant documents regarding the proposed transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that MasterCraft and Marine Products may mail to their respective stockholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERCRAFT, MARINE PRODUCTS AND THE PROPOSED TRANSACTIONS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MasterCraft at its website, www.mastercraft.com, or from Marine Products at its website, www.marineproductscorp.com. Documents filed with the SEC by MasterCraft will be available free of charge by accessing the investor section of MasterCraft’s website, www.investors.mastercraft.com, or, alternatively, by directing a request by email to MasterCraft at investorrelations@mastercraft.com and documents filed with the SEC by Marine Products will be available free of charge by accessing Marine Products’ website at www.marineproductscorp.com under the heading Investor Relations or, alternatively, by directing a request by email to Marine Products at jlarge@marineproductscorp.com.

Participants in the Solicitation

MasterCraft, Marine Products and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MasterCraft and Marine Products in connection with the proposed transactions under the rules of the SEC. Information about MasterCraft’s directors and executive officers is available in MasterCraft’s proxy statement dated September 15, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of MasterCraft common stock by the directors and executive officers of MasterCraft have changed from the amounts of MasterCraft common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here). Information about Marine Products’ directors and executive officers is available in Marine Products’ proxy statement dated March 12, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of Marine Products common stock by the directors and executive officers of Marine Products have changed from the amounts of Marine Products common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from MasterCraft or Marine Products using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.